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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                  Treadco, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   894545 10 2
                   -------------------------------------------
                                 (CUSIP Number)

                                Richard F. Cooper
         Vice President -- Administration, General Counsel and Secretary
                            Arkansas Best Corporation
                             3801 Old Greenwood Road
                           Fort Smith, Arkansas 72903
                                 (501) 785-6000
-------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 11, 1998
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box G. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 5 Pages)

-----------------
         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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-------------------------------------------------------------------------------
CUSIP NO. 894545 10 2                13D                      PAGE 2 OF 5 PAGES
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1       NAME OF REPORTING PERSON
        IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Arkansas Best Corporation;  71-0673405

------- -----------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                             (b)  [ ]


------- -----------------------------------------------------------------------
3       SEC USE ONLY



------- -----------------------------------------------------------------------
4       SOURCE OF FUNDS*

                  WC

------- -----------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                        [ ]



------- -----------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

------------------- ------ ----------------------------------------------------
                      7    SOLE VOTING POWER


 NUMBER OF SHARES          2,497,200
   BENEFICIALLY     ------ ----------------------------------------------------
     OWNED BY         8    SHARED VOTING POWER
       EACH
     REPORTING
      PERSON        ------ ----------------------------------------------------
       WITH           9    SOLE DISPOSITIVE POWER


                           2,497,200
                    ------ ----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


------- -----------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,497,200

------- -----------------------------------------------------------------------
12      CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                  [ ]

------- -----------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        49.2%

------- -----------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                  CO

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                                                                     Page 2 0f 6

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ITEM 1.  SECURITY AND ISSUER

         The class of securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock") of Treadco, Inc., a Delaware corporation (the "Company"), the principal executive offices of which are located at 1101 South 21st Street, Fort Smith, Arkansas 72901.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Arkansas Best Corporation, a Delaware corporation ("ABC"). ABC's principal business and office address is 3801 Old Greenwood Road, Fort Smith, Arkansas 72903. ABC is the Company's parent company. ABC has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). ABC has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has subjected it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On September 11, 1998, ABC purchased a block of 177,500 shares of the Common Stock for $6.375 per share in a private transaction with a single seller. ABC used working capital on hand to purchase the shares. Immediately prior to its September 11, 1998 purchase, ABC owned 45.7% of the total 5,072,255 issued and outstanding shares of Common Stock.

         Prior to September 1991, the Company was the wholly-owned subsidiary of ABC. At that time, the Company sold 2,500,000 shares of the Common Stock to the public and ABC sold 179,300 shares of the Common Stock to the public; consequently, ABC beneficially owned 2,319,700 shares of the Common Stock, or 46.4% of the total issued and outstanding shares immediately following the public offering. The September 11, 1998 purchase represents ABC's first acquisition of the Common Stock since the public offering.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the purchase transaction described in Item 3. was to acquire a privately held block of shares of Common Stock that had been offered to ABC at a price that management considered favorable.

         It is presently contemplated that ABC may, depending on its evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to ABC, general economic conditions, regulatory conditions, financial and stock market conditions and other future developments, make additional purchases of Common Stock either in the open market or in private transactions (or



                                                                     Page 3 of 6


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     combinations thereof). Depending on the circumstances, ABC could also decide to sell shares of the Common Stock either in the open market or privately.

     ABC reserves the right to modify its plans and proposals described in this
     Item 4. Subject to applicable laws and regulations, ABC may formulate plans and proposals that may result in the occurrence of an event set forth in
     (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)As of the close of business on September 11, 1998, ABC beneficially owned (within the meaning of Rule 13d-3(d)(1)) 2,497,200 shares of Common Stock, which constitute 49.2% of the issued and outstanding shares of Common Stock (as calculated in accordance with such rule), based on 5,072,255 shares issued and outstanding (as represented in the Company's Form 10-Q for the quarter ended June 30, 1998).

         (b)ABC has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the 2,497,200 shares of Common Stock it beneficially owns. The responses to Items (7) through (11) of the portions of the cover page of Schedule 13D that relate to beneficial ownership of shares of Common Stock are incorporated herein by reference.

         (c)ABC purchased 177,500 shares of the Common Stock in a private transaction on September 11, 1998. With that exception, ABC has not purchased or sold shares of the Common Stock during the past sixty (60) days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         ABC's shares of Company Common Stock are subject to a pledge of assets to Societe Generale, Southwest Agency, as Agent, under ABC's Credit Agreement. Such arrangement, in the event of an uncured event of default under ABC's Credit Agreement, could result at a subsequent date in a change in control of the Company. ABC is not currently in default under its Credit Agreement and does not expect such a default to occur.

         To the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between ABC and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


                                                                     Page 4 of 6

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.


                                                                     Page 5 of 6

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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated as of September 18, 1998           ARKANSAS BEST CORPORATION

                                         By:  /s/ RICHARD F. COOPER
                                              ---------------------------------
                                              Richard F. Cooper
                                              Vice President -- Administration,
                                              General Counsel and Secretary




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